AM
10-2?-2004

04013215

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

7/10-21

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SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2004
WASH, D.C.
202

SEC FILE NUMBER
8-40848

ANNUAL AUDITED REPORT

FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 AND ENDING 06/30/2004
MMIDDIYYYY MMIDDIYYYY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

PROCESSED
OCT 27 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 5000
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

5075 Westheimer, Suite 970	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

AM
10-25

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (c)(2).*

LM

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

JUNE 30, 2004

OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Subscribed and sworn before me
this 28 day of September AD. 2004.

Anne Marie Labiosa

My commission expires July 1, 2008

NOTARY PUBLIC STATE OF TEXAS
ANNE MARIE LABIOSA
My Commission Expires
July 1, 2008

This report contains (check all applicable items):

- x (a) Facing page
- x (b) Statement of Financial Condition
- x (c) Statement of Income
- x (e) Statement of Changes in Stockholders' Investment
- x (d) Statement of Cash Flows
- 1 (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
- 2 (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- 2 (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- 3 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- x (l) An Oath or Affirmation
- N/A (m) A copy of the SIPC Supplement Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (o) Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

SIMMONS & COMPANY INTERNATIONAL

INDEX

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

September 21, 2004

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiaries as of June 30, 2004, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Simmons and Company International Limited (SCIL, a United Kingdom based Limited Liability Company), a wholly owned subsidiary, which statements reflect total assets of $11,147,339 as of June 30, 2004 and total revenues of $10,008,580 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for SCIL, is based solely on the report of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiaries as of June 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

Certified Public Accountants

HEIN & ASSOCIATES LLP 5075 Westheimer, Suite 970 Houston, TX 77056 (713) 850-9814 P (713) 850-0725 F www.heincpa.com

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2004

ASSETS

Cash and cash equivalents	$16,968,203
Accounts receivable, net	9,500,090
Investments in securities at market value	11,862,003
Inventory of securities at market value	117,226
Notes receivable, related party	1,143,906
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $5,355,268	2,496,753
Other assets	4,470,338
	$46,558,519

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Securities sold short	$ 12,516
Accounts payable and accrued liabilities	2,685,123
Accrued salaries and bonuses	16,166,690
Deferred compensation	1,071,083
Notes payable, related party	1,390,278
Commitments and Contingencies (Notes 8 and 9)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 1,073,743 shares issued and outstanding	1,074
Additional paid-in capital	2,998,368
Retained earnings	21,508,663
Accumulated other comprehensive income	724,724
Total stockholders' investment	25,232,829
	$46,558,519

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

REVENUES:	
Performance fees	$24,991,117
Noncontingent fees	2,871,680
Other securities revenues	17,369,797
Offering revenues	3,264,086
Gains on investments in securities, net	2,295,973
Interest and dividend income	233,569
Rebilled expenses	529,536
	51,555,758
EXPENSES:	
Salaries and bonuses	32,055,596
Employee benefits	2,212,189
Travel and entertainment	2,507,232
Rent	1,011,481
Interest	112,296
Professional fees	1,234,851
Trading costs	2,752,466
Other general and administrative	4,781,804
	46,667,915
Income before provision for income taxes	4,887,843
Provision for income taxes	(1,301,432)
Net income	3,586,411
Pro forma income tax credit on loss allocable to stockholders (unaudited)	97,435
Pro forma net income (unaudited)	$ 3,683,846

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount			
Balance, June 30, 2003	1,057,333	$1,057	$1,797,313	$19,140,008	$557,682
Distributions on behalf of stockholders, net				64,063	
Issuance of common stock	100,535	101	2,171,542		
Repurchase and retirement of common stock	(84,125)	(84)	(570,487)	(1,206,244)	
Forfeiture of unvested, previously expensed stock options			(400,000)		
Contributions/distributions				(75,575)	
Cumulative translation adjustment					167,042
Net income				3,586,411	
Balance, June 30, 2004	1,073,743	$1,074	$2,998,368	$21,508,663	$724,724

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,586,411
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	687,633
Increase in unrealized gains on investments in securities, net	(1,890,551)
Forfeiture of previously expensed options	(400,000)
Net realized gains on investments	(346,972)
Change in inventory of securities	255,398
Change in accounts receivable	(6,525,765)
Change in other assets	(3,383,504)
Change in securities sold short	(126,613)
Change in accounts payable and accrued liabilities	896,074
Change in accrued salaries and bonuses	9,338,498
Change in deferred compensation	(713,917)
Other	217,203
Net cash provided by operating activities	1,593,895
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investments in securities	(809,777)
Proceeds from sale of investments in securities	3,602,890
Principal applied on note receivable	584,490
Increase in note receivable	(328,608)
Acquisition of furniture, fixtures, equipment and leasehold improvements	(222,219)
Net cash provided by investing activities	2,826,776
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of common stock	2,171,643
Repurchase of common stock	(1,776,815)
Distributions on behalf of stockholders, net	(11,512)
Repayment of note payable	(819,706)
Increase in note payable	492,912
Net cash provided by financing activities	56,522
Net increase in cash and cash equivalents	4,477,193
Cash and cash equivalents, beginning of year	12,491,010
Cash and cash equivalents, end of year	$16,968,203
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 222,085
Income taxes paid	$ 362,227

The accompanying notes are an integral part of this consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as subadvisor to a registered investment company. The Company has three majority-owned or controlled subsidiaries, SCI Aviation, LLC (Aviation), and Oilfield Aviation-M, LLC (OAM), which sold 100% of their assets during the year ended June 30, 2003 and are currently inactive and Simmons & Company International Limited (SCIL), a United Kingdom-based limited liability company that is a broker/dealer registered with the Securities and Futures Authority, which provides investment banking services to the energy industry in the European economic community. The Company owns 99 percent of Aviation, 50 percent of OAM and 100 percent of SCIL.

For federal income tax purposes, the Company is a Subchapter S Corporation and its subsidiaries, Aviation, OAM and SCIL, are limited liability companies.

Basis of Presentation

For the year ended June 30, 2004, the consolidated financial statements present the consolidated accounts of the Company and its three subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company grants credit to customers in the normal course of business and has historically incurred insignificant credit losses. Accounts receivable are generally not collateralized. At June 30, 2004 the Company reserved $478,516 for doubtful receivables based on its assessment of the collectibility of accounts receivable at that date. The Company reviews customer accounts receivable for collectibility periodically and provides an allowance for credit losses as deemed necessary.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation expense is provided using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and brokerage firms.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiary, SCIL, are measured using the local currency as the functional currency. Assets and liabilities of SCIL are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

Deferred Compensation

The Company has a deferred compensation arrangement for certain key executives which provides for payments of cash, stock, and phantom stock of the Company. The phantom stock fully vests on September 15, 2006 and the stock fully vests on September 15, 2007. The amount accrued under this arrangement was $1,071,083 at June 30, 2004.

2. INVESTMENTS IN SECURITIES AT MARKET VALUE

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2004, are as follows:

Marketable securities	$ 9,217,756
Nonmarketable securities	2,644,247
	$ 11,862,003

2. INVESTMENTS IN SECURITIES AT MARKET VALUE (continued)

The aggregate cost of investments held at June 30, 2004, was $5,783,910. At June 30, 2004, investments in nonmarketable securities included the estimated value of the After Payout Interest, as defined, of SCF Partners of $248,000 (see Note 10).

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

b. Notes receivable from a stockholder and a former stockholder at June 30, 2004, as well as notes payable to a stockholder and a former stockholder at June 30, 2004, have not been valued. As there is no ready market for these instruments and as they were not negotiated based on an arm's-length transaction, no fair value has been estimated.

c. The Company carries its investments in securities, inventory in securities and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statements of income (see Note 1).

4. PROPERTY AND EQUIPMENT

As of June 30, 2004, the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

Furniture and fixtures	$ 2,263,049	7 years
Leasehold improvements	1,889,482	life of lease
Building and additions	1,394,483	39 years
Computer equipment	2,305,007	5 years
Accumulated depreciation and amortization	(5,355,268)	
Net	$ 2,496,753	

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payment of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, as of June 30, 2004, is as follows:

Stockholders' investment	$25,232,829
Distributions receivable for tax liability allocable to Stockholders	6,399,631
Aggregate exercise price of exercisable stock options outstanding at year-end	7,222,209
	$38,854,669
Shares of common stock outstanding	1,073,743
Exercisable stock options outstanding at year-end	427,454
Fully diluted shares of common stock outstanding, as defined	1,501,197
Fully diluted net book value per common share, as defined	$25.88

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2004, 427,454 options were outstanding and exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2004 is 5.50 years. For the fiscal year 2004, the Company awarded as compensation, shares valued at $2,881,000 which will vest on September 15, 2007. The amount expensed in fiscal year 2004 was $720,250.

5. STOCKHOLDERS' INVESTMENT (continued)

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2004:

	SHARE	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE PRICE PER SHARE
Options outstanding at June 30, 2003	576,242	\$7.124 – \$22.53	\$ 17.182
Granted	–		–
Forfeited	(148,788)		18.00
Options outstanding at June 30, 2004	427,454		\$ 16.896

The Company accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for the stock option awards if certain conditions are met. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for years beginning after December 15, 1995. The Company assumed an average risk free rate of 5.8%. The Company did not consider volatility in its SFAS No. 123 calculations as the Company is a private company. Had compensation cost been recorded based on SFAS No. 123, as amended by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company's pro forma net loss before pro forma income tax credit on loss allocable to stockholders for the year ended June 30, 2004, would have been as follows:

Net income, before pro forma income tax credit on loss allocable to stockholders	\$3,586,411
Less compensation expense determined under fair value method	37,812
Pro forma net loss, before pro forma income tax credit on loss allocable to stockholders	\$3,548,599

6. FEDERAL INCOME TAXES

As discussed in Note 1, the Company has elected the tax status allowed for Subchapter S Corporations. Net income for domestic operations of $1,726,162 for fiscal 2004, is taxed directly to the stockholders of the Company. No distributions were made on behalf of the individual stockholders for estimated tax payments in 2004.

The Company's subsidiaries, Aviation and OAM, pass all gains or losses directly to the individual stockholders where such gains or losses are included in the individual stockholders' tax return. As a result of this election, taxes payable in future periods for the Company and its subsidiaries, Aviation and OAM, are the liabilities of the stockholders.

The Company's subsidiary SCIL is a separate taxable entity that pays income taxes in the United Kingdom, where they are registered. A provision of $1,301,432 has been provided for income taxes from SCIL for fiscal year 2004.

7. NOTES PAYABLE

Notes payable as of June 30, 2004, are as follows:

Former stockholder, unsecured, 6.61 %, principal and interest of $104,984 due annually through 2007	$ 277,487
Former stockholder, unsecured, 6.70%, principal and interest of $19,090 due annually through 2007	50,374
Former stockholder, unsecured, 7.54%, principal and interest of $219,154 due annually through 2007	569,505
Stockholder, unsecured, 3.19%, principal and interest due annually through 2007	492,912
	$1,390,278

During fiscal 1993, notes payable aggregating $2,966,000 were issued to a stockholder in lieu of payment for the purchase of the majority of such stockholder's remaining interest in the Company. The principal balance on these notes at June 30, 2004 was $897,366 and payments of $502,266 were made in fiscal 2004. Such notes are unsecured and may be offset against any amounts receivable from such stockholder (see Note 10).

7. NOTES PAYABLE (continued)

Scheduled payments of principal on the Company's notes payable for each of the next three years are as follows:

YEAR ENDING JUNE 30	
2005	$ 442,878
2006	462,941
2007	484,459
	$ 1,390,278

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space, extending through June 2008, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

YEAR ENDING JUNE 30	
2005	$ 888,266
2006	878,584
2007	845,116
2008	649,827
	$ 3,261,793

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, which is less than the $1,070,692 required by Rule 15c3-1 as of June 30, 2004, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to one or less. At June 30, 2004, the balance of the collateral account maintained with the Clearing Broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $4,691,060 and 3.42 to 1, respectively.

8. COMMITMENTS AND CONTINGENCIES (continued)

Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors.

Such subordinated amounts totaled $1,750,000 at June 30, 2004.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

9. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The resultant single Plan is trusteed by The Charles Schwab Trust Company. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations. The Company contributed $562,640 to the Plan in fiscal 2004.

10. RELATED PARTIES

During fiscal 1993, the Company sold its investment in SCF Partners, as well as its investment in the partnerships for which SCF Partners is the general partner to a stockholder for $2,966,000 and the right to receive a 20 percent interest in the After Payout Interests, as defined. The Company received a note which provides for annual payments of principal and interest at 7.2 percent through 2007. This note receivable may be offset against notes payable to the stockholder (see Note 7). Principal payments of $502,338 were received in fiscal 2004. The balance of the note at June 30, 2004 amounted to $897,450.

During fiscal 2004 the company received a note receivable from a stockholder for the purchase of stock for $246,456. The note provides for annual payments of $82,152 principal and interest at 3.19% through 2007. The company also issued a note payable to a stockholder for the repurchase of stock for $492,912. Annual payments of $164,304 principal and interest at 3.19% are due through 2007.

11. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2004, the Company's net capital ratio, as defined, was 3.42 to 1 and its net capital was $4,691,060, which was $3,620,368 in excess of its minimum requirement of $1,070,692.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (0) 17 CFR 240.15c3-1 (d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

12. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 11).

13. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	AMENDED FORM X-17A-5	SUBSIDIARIES CONSOLIDATED, ELIMINATIONS AND RECLASSIFICATIONS	FINANCIAL STATEMENTS
ASSETS:			
Cash and cash equivalents	$ 3,899,473	$ 13,068,730	$16,968,203
Receivables	3,989,438	5,510,652	9,500,090
Investments at fair value	20,018,003	(8,156,000)	11,862,003
Inventory at fair value	117,226		117,226
Note receivable	1,143,906		1,143,906
Fixed assets, net	2,332,473	164,280	2,496,753
Other assets	11,557,905	(7,087,567)	4,470,338
Total assets	$43,058,424	$ 3,500,095	$46,558,519
LIABILITIES:			
Securities sold short	$ 12,516	$	$ 12,516
Accounts payable, accrued liabilities and accrued salaries and bonuses and deferred compensation	16,422,801	3,500,095	19,922,896
Notes payable	1,390,278		1,390,278
Total liabilities	$17,825,595	$ 3,500,095	$21,325,690

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2004

Net capital:	
Stockholders' investment	$ 25,232,829
Less: nonallowable assets	
Trade accounts receivable	3,759,962
Fixed assets, net	2,381,414
Nonmarketable securities	2,644,247
Notes receivable and other assets	9,758,623
	6,688,583
Less: haircuts	
Other securities	1,616,252
Undue concentration	381,271
Net capital	$ 4,691,060
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 16,060,393
Net capital requirements	$ 1,070,692
Net capital in excess of required amount	$ 3,620,368
Ratio of aggregate indebtedness to net capital	3.42

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2004, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1

JUNE 30, 2004

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2004, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 11 of notes to the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS
ON
INTERNAL ACCOUNTING CONTROL

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

HEIN & ASSOCIATES LLP 5075 Westheimer, Suite 970 Houston, TX 77056 (713) 850-9814 P (713) 850-0725 F www.heincpa.com

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

September 21, 2004